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                                                                 SEC FILE NUMBER
                                                                    000-50450
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-QSB
            |_| Form N-SAR |_| Form N-CSR

      For Period Ended February 28, 2006
            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR
            For the Transition Period Ended: ___________________________________

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   Read Instruction (on back page) Before Preparing For. Please Print or Type.

     Nothing in this for shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

                              BARNABUS ENERGY, INC.
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Full Name of Registrant



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Former Name if Applicable

                         514 Via de la Valle, Suite 200
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Address of Principal Executive Office (Street and Number)


                         Solana Beach, California 92075
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a)   The reason described in reasonable detail in Part II of this
       |          form could not be eliminated without unreasonable effort or
       |          expense.
       |
|X|    |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
       |          N-CSR, or portion thereof, will be filed on or before the
       |          fifteenth calendar day following the prescribed due date; or
       |          the subject quarterly report of transition report on Form
       |          10-Q, or portion thereof, will be filed on or before the fifth
       |          calendar day following the prescribed due date; and
       |
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.


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

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

      Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, we are unable to file our Form 10-QSB for the fiscal quarter ended February 28, 2006 by the due date of April 14, 2006 without unreasonable effort or expense. Due to the recent occurrence of several significant corporate developments, including two private placement financings, two significant acquisitions and a divestiture of assets, we were unable to complete our preparation of the information called for in Form 10-QSB.

      We expect to file our quarterly report on Form 10-QSB on or before April 19, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Saltman                           (858) 794-8800
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         (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 Yes |X|  No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 Yes |X|  No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      We do not expect to report any revenue for any of the periods to be presented in the report. We expect total operating expenses to be approximately $3,625,000 and $4,586,000 for the three and nine months ended February 28, 2006, compared to $21,041 and $35,605 for the three and nine months ended February 28, 2005. The increase in expenses was principally the result of increased legal and accounting fees associated with: the acquisition of Solar Roofing System, Inc.; the acquisition of Connect Renewable Energy, Inc.; and our recent financings. Net loss for the three months ended February 28, 2006 is expected to be approximately $3,468,000, or a loss of $.07 per share, compared to $21,041, for the three months ended February 28, 2005. Net loss for the nine months ended February 28, 2006 is expected to be approximately $5,018,000 or a loss of $0.11 per share, compared to a loss of $35,605, for the nine months ended February 28, 2005. There may be additional adjustments to the 2006 period results as we complete our work on the interim financial statements.


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                              BARNABUS ENERGY, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 17, 2006                   By: /s/ David Saltman
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                                           David Saltman
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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